UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             CYBERSPACE VITA, INC.
			     ---------------------
                                (Name of Issuer)


                        COMMON STOCK, PAR VALUE $0.001
			------------------------------
                        (Title of Class of Securities)

                                  23254D 205
				--------------
                                (CUSIP Number)

                                HENRY C. CASDEN
                           74090 El Paseo Suite 200
                             Palm Desert, CA 92260
                                (888) 410-6466
		 ---------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                October 1, 2007
	---------------------------------------------------------------
        (Date of Event which Requires Filing Statement on Schedule 13D)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ] .

1. NAMES OF REPORTING PERSONS
   IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Henry C. Casden

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (a) [ ]
   (b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
   PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
   2(e) or 2(f)    [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

       NUMBER OF                 7. SOLE VOTING POWER     4,000,000 (1)
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                                 8. SHARED VOTING POWER    0
                                 9. SOLE DISPOSITIVE POWER    4,000,000 (1)
                                10. SHARED DISPOSITIVE POWER    0

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   4,000,000(1)

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   80.8%

14.TYPE OF REPORTING PERSON
   IN


Notes:
(1) These holdings comprise 4,000,000 shares of restricted common stock.

ITEM 1. SECURITY AND ISSUER

The name of the issuer is Cyberspace Vita, Inc., a Nevada corporation (the "Company"), which has its principal executive offices at 74090 El Paseo, Suite 200, Palm Desert, CA 92260. This statement relates to the Company's common stock, $0.001 par value per share.

ITEM 2. IDENTITY AND BACKGROUND.

(a)-(f). This Schedule 13D is being filed by Henry C. Casden, 74090 El Paseo, Suite 200, Palm Desert, CA 92260 (the "Reporting Person").

       During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       On October 1, 2007, the Reporting Person acquired the shares from Robert
T. Yarbray in exchange for the cancellation of $25,000 indebtedness.

ITEM 4. PURPOSE OF TRANSACTION.

       The shares were acquired in satisfaction of a $25,000 indebtedness of the transferor to the transferee. Reporting Person's acquisition of the shares represented a change of control of the Company and the shares acquired represent approximately 80.8% of the issued and outstanding capital stock of the Company

       The Reporting Person has engaged in discussions and negotiations relative to the sale of his interest in the Company to a third party, which could result in a change of control of the Company. Subject to the foregoing and except as set forth in this Schedule 13D, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.


(a)The Reporting Person is the beneficial owner of 4,000,000 shares, representing approximately 80.8% of the outstanding shares on a fully diluted basis. The Reporting Person does not own any other securities of the Company.

(b)The Reporting Person has the sole power to vote and dispose of the 4,000,000 shares.

(c)The Reporting Person did not effect any transactions in the issuer's securities within the past 60 days.

(d)No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person's securities.

(e)Not applicable.




ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person has engaged in discussions and negotiations relative to the sale of his interest in the Company to a third party. Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

       None.


SIGNATURE


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   Date: April 14, 2008


         /s/ Henry C. Casden
	 -------------------
         Henry C. Casden